# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Electra Battery Materials Corp, CIK 0001907184
CUSIP: 28474P706
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 133 Richmond Street West, Suite 602, Toronto, Ontario Canada (A6), M5H 2L3
Date of event which requires filing of this statement: 07/21/2025
Filed by CIK 0001257391
Persons authorized to receive notices and communications: Gina Scianni, Whitebox Advisors LLC, 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota (MN), 55416, (917) 828-2238

## Reporting persons
- WHITEBOX ADVISORS LLC (CIK 0001257391): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,941,016; sole dispositive power 0; shared dispositive power 1,941,016; aggregate amount beneficially owned 1,941,016 (9.9% of the class)
  Comment: (1) Shared voting and dispositive power includes an aggregate 1,644,051 Common Shares (as defined herein) obtainable upon the exercise of the Warrants (as defined herein) and the conversion of the Notes (as defined herein) beneficially owned by the Reporting Person, with each subject to the 9.9% Blocker (as defined herein).
  
  (2) Percent of class is calculated based on (i) 17,962,173 Common Shares outstanding as of June 25, 2025, as disclosed on the Issuer's registration statement on Form F-3 filed with the Securities and Exchange Commission (the "SEC") on June 27, 2025, plus (ii) an aggregate 1,644,051 Common Shares obtainable upon the exercise of the Warrants and the conversion of the Notes beneficially owned by the Reporting Person, which Common Shares have been added to the total Common Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- WHITEBOX GENERAL PARTNER LLC (CIK 0001650272): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,941,016; sole dispositive power 0; shared dispositive power 1,941,016; aggregate amount beneficially owned 1,941,016 (9.9% of the class)
  Comment: (1) Shared voting and dispositive power includes an aggregate 1,644,051 Common Shares obtainable upon the exercise of the Warrants and the conversion of the Notes beneficially owned by the Reporting Person, with each subject to the 9.9% Blocker.
  
  (2) Percent of class is calculated based on (i) 17,962,173 Common Shares outstanding as of June 25, 2025, as disclosed on the Issuer's registration statement on Form F-3 filed the SEC on June 27, 2025, plus (ii) an aggregate 1,644,051 Common Shares obtainable upon the exercise of the Warrants and the conversion of the Notes beneficially owned by the Reporting Person, which Common Shares have been added to the total Common Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Electra Battery Materials Corp
Address of issuer's principal executive offices: 133 Richmond Street West, Suite 602, Toronto, Ontario Canada (A6), M5H 2L3

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Whitebox Advisors LLC, a Delaware limited liability company ("WA") and Whitebox General Partner LLC, a Delaware limited liability company ("WGP" and, together with WA, the "Reporting Persons").

This Schedule 13D relates to the Common Shares, no par value (the "Common Shares") held directly by Whitebox Multi-Strategy Partners, LP, a Cayman Island limited partnership ("WMP"), Whitebox Relative Value Partners, LP, a Cayman Islands limited partnership ("WRP"), Whitebox GT Fund LP, a Delaware limited partnership ("WGT") and Pandora Select Partners, LP, a Cayman Islands limited partnership ("PSP" and, together with WMP, WRP and WGT, the "Whitebox Funds").

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

The information required by General Instruction C to Schedule 13D is attached hereto as Exhibit 2 and is hereby incorporated by reference.
Residence or business address: The principal business address of each Reporting Person is 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota 55416.
Present principal occupation or employment: WA manages and advises private investment funds, including the Whitebox Funds. WGP serves as general partner of private investment funds, including the Whitebox Funds. The principal business of each Reporting Person is investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Exhibit 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Exhibit 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(a) of this Schedule 13D is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 6 is incorporated herein by reference.

There have been no Common Shares, Warrants or Notes (as defined in Item 6) purchased since the filing of the Reporting Persons' most recent filing, on Schedule 13G, filed with the SEC on February 14, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally acquired the securities reported herein for investment purposes in the ordinary course of business and not with the purpose, nor with the effect, of changing or influencing the control or management of the Issuer.

The Reporting Persons have engaged in, and intend to continue to engage in, communications with the Issuer's management and board of directors, other current and prospective holders of the Issuer's equity and debt securities, and other third parties about, and intend to negotiate agreements with the Issuer regarding, a broad range of consensual transactions intended to deleverage and recapitalize the Issuer to support the Issuer's continued operations and development of its cobalt sulfate refinery. Any such transactions may involve, among other things, changes in the Issuer's capital structure, corporate governance, constituent documents and board composition, the exchange of some or all of the securities and royalty rights reported herein for newly issued equity or debt securities of the Issuer and its subsidiaries, and the acquisition of newly issued equity or debt securities of the Issuer and its subsidiaries for cash. Any such transactions may result in the Reporting Persons and the Named Holders (as defined below) requesting or obtaining representation on the Issuer's board of directors, acquiring control of a majority of the Issuer's outstanding equity securities, or any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

With respect to the foregoing, the Reporting Persons have initiated discussion with the holders of the issuer's debt securities named in Item 5 hereto (the "Named Holders"). The Reporting Persons, together with the Named Holders, may engage with the Issuer on the matters set forth in the preceding paragraph, and may in the future take actions concerning their respective investments in the Issuer with respect thereto. There can be no guarantee that the Reporting Persons will make any proposal regarding any of the matters set forth in the preceding paragraph, either on their own or in conjunction with some or all of the Named Holders, and if any such proposal is made, the Reporting Persons can provide no assurances such proposal will be accepted or that it will successfully consummate any proposed transaction. To facilitate its consideration of such matters, the Reporting Persons, together with the Named Holders, have retained, or intend to retain, consultants, legal counsel and advisors.

The Reporting Persons may also, from time to time, engage in discussions with members of the Issuer's management and board of directors, other current and prospective holders of the Issuers' equity and debt securities, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which (in addition to the matters discussed above) may include, among other things, the Issuer's business, management, capital structure, capital allocation, corporate governance, board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions and negotiations referenced above, the Issuer's financial position and investment strategy, results and strategic direction, actions taken by the Issuer's management and board of directors, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market, and general economic and industry conditions, the Reporting Persons intend to consider, explore, and develop plans and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with the Issuer's management and board of directors, engaging in discussions with holders of the Issuer's equity and debt securities and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, strategic transactions, including business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer, board composition and structure, operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 6 is incorporated herein by reference.

Each of the Reporting Persons is deemed to be the beneficial owner of 1,941,016 Common Shares, as a result of Whitebox Funds' ownership of: (i) 296,965 Common Shares; (ii) warrants to purchase 1,349,507 Common Shares at an exercise price of CAD$3.40 per Common Share ("February Warrants"); (iii) warrants to purchase 727,273 Common Shares at an exercise price of CAD$4.00 per Common Share ("November Warrants" and, together with February Warrants, "Warrants"); (iv) $29,333,000 principal amount of 8.99% Convertible Senior Secured Notes due 2028 with the conversion rate of 100.8035 Common Shares per $1,000 principal amount ("2028 Notes"), which are convertible into 2,956,869 Common Shares; and (v) $2,566,000 principal amount of 12.00% Convertible Senior Secured Notes due 2027 with the conversion rate of 400.3523 Common Shares per $1,000 principal amount ("2027 Notes" and, together with 2028 Notes, "Notes"), which are convertible into 1,027,304 Common Shares, with each of (ii) through (v) subject to the 9.9% Blocker (defined below).

Each of the Reporting Persons is deemed to beneficially own 9.9% of Common Shares outstanding. Percent of class is calculated based on (i) 17,962,173 Common Shares outstanding as of June 25, 2025, as disclosed on the Issuer's registration statement on Form F-3 filed with the SEC on June 27, 2025, plus (ii) an aggregate 1,644,051 Common Shares obtainable upon the exercise of the Warrants and the conversion of the Notes beneficially owned by the Reporting Person, which Common Shares have been added to the total Common Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

Pursuant to the terms of the Warrants and Notes, the Reporting Persons cannot exercise or convert any of the Warrants or Notes if the Reporting Persons (or any "group" of which the Reporting Persons are members) would beneficially own, after any such exercise or conversion, as applicable, more than 9.9% of the outstanding Common Shares (the "9.9% Blocker"). Consequently, at this time, the Reporting Persons are not able to exercise and convert all of the Warrants and Notes due to the 9.9% Blocker. The percentages set forth in Row (13) of the cover page and in the footnote set forth on the cover page for the Reporting Persons give effect to the 9.9% Blocker.

As a result of the Reporting Persons' involvement in the discussions and potential actions described in Item 4 of this Schedule 13D, the Reporting Persons and the Named Holders may be deemed to be member of a "group" for the purposes of Section 13(d)(3) of the Act, which may consist of the Reporting Persons and Highbridge Capital Management, LLC and O'Connor, a distinct business unit of UBS Asset Management (Americas) LLC. The "group" may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the "group," subject to the 9.9% Blocker. As such, the "group" may be deemed to beneficially own in the aggregate 1,925,360 Common Shares or 9.9% of the outstanding Common Shares, as calculated pursuant to Rule 13d-3(d)(1)(i) under the Act. On information and belief, the Reporting Persons understand that the Named Holders are filing Schedule 13D separately from the Reporting Persons. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are a group with the Named Holders or the beneficial owner of any of the Common Shares beneficially owned by any Named Holder for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9 and 10 on the cover page of this Schedule 13D is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected transactions in the Common Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The Whitebox Funds are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons. None of the Whitebox Funds individually has such right with respect to more than 5% of the Common Shares outstanding.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2 and 4 is incorporated herein by reference.

The Reporting Persons currently own the following securities:

(i) 296,965 Common Shares;

(ii) $29,333,000 principal amount of the 2028 Notes issued under that certain Indenture, dated as of February 13, 2023, by and between, the Issuer, the Guarantors Party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023, which has been supplemented by that certain Supplemental Indenture, dated as of November 27, 2024, by and between, the Issuer, the Guarantors Party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee, attached as in Exhibit 99.2 to the Report of Foreign Private Issuer on Amended Form 6-K/A filed with the SEC on November 27, 2024;

(iii) $2,566,000 principal amount of the 2027 Notes issued under that certain Indenture, dated as of November 27, 2024, by and among the Issuer, the Guarantors Party thereto, and GLAS Trust Company, LLC, as Trustee and Collateral Trustee, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Amended Form 6-K/A filed with the SEC on November 27, 2024;

(iv) November Warrants to purchase 727,273 Common Shares issued pursuant to that certain Warrant Indenture, dated as of November 27, 2024, by and between the Issuer and TSX Trust Company, attached as Exhibit 2.11 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025; and

(v) February Warrants to purchase 1,349,507 Common Shares issued pursuant to that certain Warrant Indenture, dated as of February 13, 2023, by and between the Issuer and TSX Trust Company, attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023, which has been supplemented by (x) that certain First Supplemental Indenture, dated as of January 12, 2024, by and between the Issuer and TSX Trust Company attached as Exhibit 2.4 to the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025 and (y) that certain Second Supplemental Indenture, dated as of November 27, 2024, by and between the Issuer and TSX Trust Company attached as Exhibit 2.5 to the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025.

As further described in Exhibit 99.2 attached to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 6, 2025, the Whitebox Funds entered into an agreement with the Issuer and agreed to defer all interest payments with respect to the Notes until February 15, 2027. As consideration for this deferral, the Issuer will pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes, calculated on the principal amounts of the Notes. All deferred interest, including deferred amounts of additional interest, will accrue interest at the applicable stated rate of interest borne by the applicable series of Notes. All deferred interest (including all interest thereon) will become payable immediately if an event of default occurs under the applicable note indenture prior to February 15, 2027.

As further described in Exhibit 99.1 attached to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023, pursuant to that certain Royalty Agreement, dated as of February 13, 2023, entered into by the Issuer and the initial holders of the 2028 Notes, the Whitebox Funds received a royalty of (i) 0.3% on "Operating Revenue" from the sale of all cobalt produced from the Issuer's cobalt refinery in Ontario (the "Refinery") payable in the first twelve months following a defined threshold of commercial production, where "Operating Revenue" consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.3% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. For the Whitebox Funds, royalty payments under the royalty agreements are subject to a cumulative cap of $3,000,000. Payment of the royalty is secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Issuer's assets, and the assets and equity of the secured guarantors.

The terms of the instruments described in this Item 6 are set forth in the relevant governing document set forth above and are qualified in their entireties to the full texts thereof, which are incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement

Exhibit 2 - Executive Officers and Board of Managers of Whitebox Advisors LLC and Board Members of Whitebox General Partner LLC

Exhibit 3 - 2028 Notes Indenture dated February 13, 2023 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023)

Exhibit 4 - Supplemental Indenture dated November 27, 2024 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Amended Form 6-K/A filed with the SEC on November 27, 2024)

Exhibit 5 - 2027 Notes Indenture dated November 27, 2024 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Amended Form 6-K/A filed with the SEC on November 27, 2024)

Exhibit 6 - November Warrant Indenture dated November 27, 2024 (incorporated by reference to Exhibit 2.11 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025)

Exhibit 7- February Warrant Indenture (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023)

Exhibit 8 - First Supplemental Warrant Indenture dated January 12, 2024 (incorporated by reference to Exhibit 2.4 to the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025)

Exhibit 9 - Second Supplemental Warrant Indenture dated November 27, 2024 (incorporated by reference to Exhibit 2.5 to the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025)

## Signatures
- WHITEBOX ADVISORS LLC: /s/ Gina Scianni, Gina Scianni, Associate General Counsel & Deputy Chief Compliance Officer (07/24/2025)
- WHITEBOX GENERAL PARTNER LLC: /s/ Gina Scianni, Gina Scianni, Authorized Signatory (07/24/2025)